

Mail Stop 3561

April 7, 2017

Ray Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 North Patt Street
Anaheim, CA 92801

      Re: Bridgford Foods Corporation
              Preliminary Proxy Statement on Schedule 14A
              Response Dated March 28, 2017
              File No. 000-02396

Dear Mr. Lancy:

We have reviewed your March 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2017 letter.

Proposal 1. Approval of Amended and Restated Bylaws, page 8

1. We note your response to prior comment 2 and reissue in part. Please describe in greater detail the proposed changes to the existing bylaws that relate to each of the following items:

    -   adding that attendance at a shareholder meeting shall constitute a waiver unless the person objects to such waiver at the beginning of the shareholder meeting;
    -   changing how a vacancy is created, as well as changing how a director may be removed;

- limiting the Board of Directors' ability to fill a vacancy created by the removal of a director;
- increasing the notice requirements that must be provided to the Board of Directors prior to a meeting;
- adding that attendance at a Board of Directors meeting will constitute a waiver unless the director protests that such presence is not to act as a waiver; and
- adding bylaws that expand the Board of Directors' ability to act without a meeting, receive fees and compensation, and appoint committees.

For example, please clarify what rights a shareholder would waive by attending a shareholder meeting, and describe the changes to director removal procedures.

2. You state that although the Board has the authority to effect certain changes to the existing bylaws without shareholder approval, the company is seeking the approval by the shareholders of all the proposed changes to the existing bylaws. Please disclose the reasons for submitting such proposed changes to a vote of your shareholders, and disclose what action you intend to take in the event of a negative vote. Refer to Item 18 of Schedule 14A. For example, please consider disclosing the impact of shareholder approval on any future challenge to the bylaw amendments, if this was a reason for submitting the proposed changes to the shareholders.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Marc Alcser, Esq.
Stradling, Yocca, Carlson & Rauth